Weil, Gotshal & Manges LLP
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                            New York, New York 10153






                                  April 4, 2007



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Robert S. Littlepage

                  RE:      NEXTWAVE WIRELESS INC.
                           CURRENT REPORT ON FORM 8-K
                           FILED MARCH 26, 2007
                           FILE NO. 001-33226

Ladies and Gentlemen:

      On behalf of our client, NextWave Wireless Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the "Commission") our response to the Staff's letter dated March 29, 2007, regarding the Company's disclosure, in the above-referenced Current Report on Form 8-K, of its intention to restate its financial results for the first three quarters of 2006. Based on our telephonic discussions with the Staff on April 2-3, 2007, we have also outlined below the Company's plan for becoming current in its reporting obligations under the Securities Exchange Act of 1934, as amended (the "1934 Act"). As you know, on March 30, 2007, the Company timely filed its Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (the "2006 10-K"), which contains fully restated interim unaudited condensed consolidated financial statements for the periods affected by the restatement.

      Set forth below in bold is the comment set forth in the Staff's letter. Immediately following the Staff's comment is the Company's response.

1. WE NOTE THAT ON DECEMBER 29, 2006 A FORM S-1 (FILE NO. 333-139440) WAS DECLARED EFFECTIVE. ADDITIONALLY, A FORM S-4 (FILE NO. 333-137388) WAS DECLARED EFFECTIVE ON NOVEMBER 13, 2006. IN LIGHT OF THE PENDING RESTATEMENT DISCLOSED IN YOUR FORM 8-K, PLEASE CONFIRM TO US THAT, TO THE EXTENT THAT THERE IS CONTINUING ACTIVITY UNDER ANY REGISTRATION STATEMENT FILED SUBJECT TO THE SECURITIES EXCHANGE ACT OF 1933, ALL ACTIVITY SHALL CEASE UNTIL SUCH TIME AS THE REGISTRATION STATEMENT CAN BE AMENDED TO INCLUDE COMPLETE AND ACCURATE FINANCIAL STATEMENTS FOR ALL PERIODS REQUIRED BY THE FORM ON WHICH IT WAS FILED.



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Securities and Exchange Commission
Division of Corporation Finance
April 4, 2007
Page 2


            As confirmed orally to Ms. Kenya Wright Gumbs in our phone discussions on April 2, 2007, the Company promptly suspended all activity under its then-active registration statements filed pursuant to the Securities Act of 1933, as amended (the "1933 Act") upon the Company's March 23 announcement that it needed to restate its financial results for the first three quarters of 2006 to reflect a correction in its accounting for certain revenue contracts and for the incorrect capitalization of certain engineering costs in its PacketVideo Corporation subsidiary. Below we outline the Company's registration statements filed pursuant to the 1933 Act as well as the corrective filings the Company plans to make in accordance with our conversations with the Staff:

            o The Company maintains a Registration Statement on Form S-1 (the "Shelf Registration Statement") which was declared effective by the Staff on December 29, 2006. The Shelf Registration Statement registers the resale of the Company's common stock issuable pursuant to the exercise of warrants which were issued on November 13, 2006 in an exempt private placement (the "Registrable Securities"). On March 23, 2007, the Company notified all holders of the Registrable Securities in writing of the suspension of the Shelf Registration Statement and informed them that the Company would notify them in writing when the Shelf Registration Statement and the related prospectus were available for use. The Company plans to amend the Shelf Registration Statement to include complete and accurate financial statements for all periods required by Form S-1. At such time, the suspension will be lifted.

            o The Company maintains a Registration Statement on Form S-8 relating to its equity incentive plans. On March 23, 2007, the Company suspended the use of its Registration Statement on Form S-8. The Company intends to file a new Registration Statement on Form S-8 incorporating by reference the Company's 2006 10-K, which contains fully restated financial information for the first three quarters of 2006, as well as full-year financial information which is unaffected by the restatement. At or prior to the time such updated Registration Statement on Form S-8 is filed, the Company will also file an amendment to its Quarterly Report on Form 10-Q for the quarter ended September 30, 3006. As discussed with the Staff, and the light of the fact that the 2006 10-K contained the restated quarterly disclosure described above, the Company will not amend the Registration Statement on Form 10 of NextWave Wireless LLC (containing financial information for the quarter ended April 1, 2006) or the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 of NextWave Wireless LLC. NextWave Wireless LLC is a predecessor of NextWave Wireless Inc. and filed a Form 15 with the Commission on November 13, 2006 to certify the termination of its obligation to file periodic reports with the Commission pursuant to Rule 12g-4(a)(1)(i).

Securities and Exchange Commission
Division of Corporation Finance
April 4, 2007
Page 3


            o As noted by the Staff, the Company filed a Registration Statement on Form S-4 which was declared effective by the Staff on November 13, 2006. The Form S-4 registered the shares of NextWave Wireless Inc. issued in the merger of NextWave Wireless LLC with and into a subsidiary of NextWave Wireless Inc. This transaction was consummated on November 13, 2006, and the limited liability company interests of all members of NextWave Wireless LLC were automatically converted into shares of common stock of NextWave Wireless Inc. on such date, pursuant to the terms of the related merger agreement. Because such Registration Statement is no longer in use, the Company does not propose to amend it.

Securities and Exchange Commission
Division of Corporation Finance
April 4, 2007
Page 4


      In connection with the Company's response to the comments of the Securities and Exchange Commission, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


      We would very much appreciate receiving the Staff's comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

                                                     Sincerely yours,

                                                     /s/   Marita A. Makinen
                                                     ---------------------------
                                                          Marita A. Makinen




cc: Kenya Wright Gumbs